Filed by Aetna Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Aetna Inc.

(Commission File No.: 001-16095)

Q&A on proposed transaction with CVS Health

Updated Jan. 26, 2018

Contents

Announcement	1
Employee- and benefits-related	1
Agreement, approvals and closing	5
Integration	5
Customers and other external stakeholders	6
Strategy	7
About CVS	8
Communications and other questions	8

Announcement

1.	Why did we first hear about the acquisition from the press instead of our leaders?

We always aim to be candid and open in sharing information with associates first. However, as a public company, Aetna is subject to strict rules regarding how we disclose material information. News is material if it has not yet been made public and may significantly alter the total mix of information about Aetna that is available to investors. The news of the CVS Health agreement to acquire Aetna was considered material and therefore could not be shared in advance with associates.

Several reporters published leaked information; we could not control this. As a matter of policy, we do not comment on rumors or speculation. As soon as the press release was issued, formally making the announcement public, we began our cascade of information to associates.

Employee- and benefits-related

2.	I am a current Aetna employee. Now that CVS Health has announced their intent to acquire Aetna, what will happen to my benefits?
Nothing is changing at this time. Until the proposed transaction closes, your Aetna benefits will continue to be administered as they are today. The transaction is expected to close in the second half of 2018. You will continue to access your benefits using the same websites, and the Aetna Benefits Center is available at 1-800-AETNA-HR (1-800-238-6247).

Following the close of the proposed transaction, it is expected that our employee benefits will be reviewed and any changes or modifications will be directed by CVS Health. However, CVS Health has agreed to provide to each employee, for at least one year after the closing of the transaction, the same aggregate level of benefits as he or she is receiving from Aetna immediately prior to the closing.

3.	What does this mean for my Paid Time Off (PTO)?
Nothing is changing at this time. This will be something determined by CVS Health after the close of the transaction, however, CVS Health has agreed to provide to each employee, for at least one year after the closing of the transaction, the same aggregate level of benefits as he or she is receiving from Aetna immediately prior to closing, which would include PTO.

4.

What does this mean for employees who work from home, telecommute or have flexible work schedules?

Nothing is changing on an enterprise level at this time. This will be something determined by CVS Health after the close of the transaction.

5.	What happens to my Aetna 401(k) Plan? What about company stock in my 401(k)?
The 401(k) Plan is governed by applicable rules, including a federal law known as the Employee Retirement Income Security Act (“ERISA”) that limits the ability of a Company to reduce your vested benefit in the 401(k) Plan. Following the closing of the transaction, it is expected that the 401(k) Plan will be reviewed and any future changes or modifications will be directed by CVS Health. If you have all or part of your account invested in the Aetna Common Stock fund, following the closing of the transaction, that fund will convert to the merger consideration on the same basis as other shareholders (CVS Health stock and cash). More information about the conversion will be provided to affected participants at a later date. In the meantime, you can continue to access your 401(k) information at https://aetna.voya.com with your user name and password), or by calling the Aetna Benefits Center at 1-800-AETNA-HR (1-800-238-6247) and selecting the prompt for the 401(k) Plan.

6.	What does this mean for long-time employees with Aetna pension plans?
The Aetna Pension Plan was frozen in 2010, so no new benefits have accrued to participants since that date. The Pension Plan is fully funded under applicable rules and a federal law known as the Employee Retirement Income Security Act (“ERISA”) which limits the ability of a company to reduce accrued benefits. Until the proposed transaction closes, you will continue to access your pension information through the Your Benefits Resources™ (YBR) website or by calling the Aetna Benefits Center at 1-800-AETNA-HR (1-800-238-6247) and selecting the prompt “pension”.

7.	Will Aetna retiree health benefits be maintained after the transaction is completed? If not, will notice be given to employees before that option is discontinued?
Until the proposed transaction closes, retiree health benefits will continue to be administered as they are today. Following the transaction, it is expected that our retiree medical plans will be reviewed and any future changes or modifications to the plans will be directed by CVS Health.

8.	What happens to the cash offer for ESPP stock? Does UBS send me a one-time check?
Following the close of the transaction, shares of Aetna stock that you purchased through the ESPP will be converted into the right to receive .8378 shares of CVS Health common stock and $145.00 in cash without interest thereon. Both the CVS Health common stock and cash portions will be distributed and maintained in your UBS account, unless you instruct UBS otherwise, after the close of the transaction.

To access your UBS account, you can visit the “Financial” tab on Working at Aetna and select “My UBS Equity account.” Log into the UBS One Source and enter your Username and Password. If you’re a new UBS account user, follow the first-time user prompts to complete the setup of your account.

9.	What will happen to Aetna’s minimum hourly-base wage commitment of $16 per hour?
Nothing is changing at this time. CVS Health has agreed to provide to each employee, for at least one year after the closing of the transaction, base salary, bonus and other cash incentive compensation opportunities that are no less favorable than what is provided to the employee immediately before the close of the transaction.

10.	How will the annual compensation process (base pay increases and bonuses) be impacted in 2017, 2018 and beyond?
Nothing is changing on an enterprise level for the upcoming 2017-2018 annual compensation process as a result of the proposed transaction.

11.	Will Aetna offer another early retirement option? We are not anticipating offering an early retirement program at this time.

12.	What does this mean for Aetna employees? Do you anticipate any layoffs as a result of this transaction?

Aetna will operate as a separate business unit within CVS Health. Together we will build on our distinguished history and position our business for growth and even greater consumer satisfaction for many years to come.

CVS Health has committed to maintain the Aetna brand in the marketplace for at least five years following the closing.

The work of Aetna’s employees will be needed to fulfill the vision of the combined company.

To enable our success, CVS Health is also committed to keeping a strong Aetna management team in place.

Between now and closing, we will be developing integration plans. This will involve some changes that will affect certain positions. Decisions of this type have not been made and will be considered during the integration planning process.

That said, the combination of our two great companies is focused on expansion and not contraction.

We remain committed to retaining, attracting and supporting the best talent in the industry.

13.	Should Aetna employees start working with their CVS Health counterparts?

No. The transaction is expected to close in the second half of 2018, and until that time, Aetna and CVS Health will continue to operate in every respect as two separate companies.

14.	Where will the combined company be headquartered? Will Aetna move forward with plans to occupy space in New York City?

CVS Health is headquartered in Woonsocket, Rhode Island. All real estate locations will be evaluated by CVS Health during the integration planning process.

15.	What does this mean for the hiring process? Are there any holds on applying for Aetna Jobs right now? When can we begin to apply for open positions with CVS?

We remain committed to filling our critical roles and positions that are needed to support our business. Until the transaction closes, Aetna and CVS Health will continue to operate in every respect as completely separate companies, which includes maintaining and managing separate hiring processes.

16.	How does this help those employees in IL facing job elimination, or the Medicaid team in PA facing questions about their jobs after 2018? Will there be any special steps taken to place those teams in positions?
As with any employees facing job elimination, we will offer those impacted career navigation/redeployment support and will make them aware of internal job posting opportunities.

17.	What is the implication of the proposed transaction for the large population of nurses employed by Aetna? Will nurse telephonic case management roles be continued? Does CVS Health envision providing continuing education for Aetna nurses who may want to enter advance practice for the purpose of working as NPs in Minute Clinics?

CVS Health is committed to the role of clinicians. Nothing is changing at this time, but as more information becomes available through integration planning and after close we will communicate promptly.

Agreement, approvals and closing

18.	What are the next steps in the process?

The transaction is expected to close in the second half of 2018 following regulatory and other required approvals. Until then, it is business as usual, and both Aetna and CVS Health will continue to operate in every respect as separate companies.

19.	What approvals are required to complete the transaction?

The transaction is subject to customary closing conditions, including the approval by Aetna shareholders of the merger, the approval by CVS Health shareholders of the issuance of shares in the transaction, as well as the expiration of the federal Hart-Scott-Rodino antitrust waiting period and approvals of state departments of insurance and other regulators.

20.	When do you expect the deal to close?

The transaction is expected to close in the second half of 2018 subject to regulatory and Aetna and CVS Health shareholder approvals and other customary closing conditions.

21.	Do you expect there to be significant regulatory/antitrust issues?

We do not speculate on regulatory matters, but we believe that the transaction will improve the competitive landscape and will create numerous benefits for consumers’ access to care, cost of care and quality of care.

We will file all required regulatory applications and notifications, and cooperate fully in any reviews and other processes.

Integration

22.	What is Aetna’s role in the integration planning process? How will CVS Health ensure an orderly integration plan?

The head of the integration process from Aetna will be named shortly. We will provide more details about the integration planning process at that time.

23.	How long do you think integration will take?

This is not known at this time. Between now and closing, we will be developing integration plans. There are many details to be worked out.

Customers and other external stakeholders

24.	What does this combination mean for employers and other customers?
Our combination will result in a better health care experience and reduced costs for employers and their employees.

A significant percentage of our national accounts already have their pharmacy benefits with CVS Health, and many already have MinuteClinics in their locations. We will transform many of these on-site clinics into full-service health hubs over time in collaboration with plan sponsors, physician groups and hospital networks.

Because we will be delivering care through CVS Health’s in-store clinics, costs will be significantly less than traditional health care delivery settings.

Making health care more convenient will translate to greater wellness for consumers and improved productivity for employers.

25.	What should I do if I am approached by the media about the announcement?

All media inquiries should be directed to Aetna’s Media Relations team. You can send an email to the Media Relations mailbox (MediaRelations@Aetna.com), or if you receive a phone call, you may direct the caller to the Media Relations Line at the following number - 1-860-273-0888.

26.	What should we be telling our business contacts?

You should communicate to your business contacts that we are very excited about this transaction and believe all our business partners will benefit significantly.

Until the transaction closes, which is expected to be in the second half of 2018, both Aetna and CVS Health will continue to operate in every respect as separate companies, and it is business as usual at Aetna.

Approved messages will be provided for you to use when communicating with external stakeholders.

Strategy

27.	What is the plan for the combined company to roll out the new health hubs? Is the plan to start by test piloting or is the plan to do a more wide-scale rollout? How much will it cost to build these new health hubs?
While specific details are still being determined, the combined company is committed to making substantial investments to create these new health hubs.

28.	Will there be a change in strategy as a result of the transaction?
This deal accelerates the strategy we have previously articulated: to provide access to care in the home and local community, addressing the social determinants that drive health care costs.

Nearly 70% of the U.S. population lives within three miles of a CVS Health retail store and more than 50% of the population lives within 10 miles of a MinuteClinic. Many of CVS Health’s retail locations will serve as community health hubs for Aetna members and other consumers, offering high-quality, affordable, convenient solutions to help them improve their health, save money and navigate the health care system.

We believe Aetna’s presence in retail stores will allow us to develop trusted relationships with consumers in their local communities, which will help us retain and grow membership.

29.	How does selling retail goods fit with Aetna’s strategy?
Aetna’s strategy is to become a consumer-focused health company. CVS Health’s retail stores will include space for wellness, clinical and pharmacy services, vision, hearing, nutrition, beauty and medical equipment that help people improve their health. We believe these retail stores also provide an opportunity for Aetna to redefine the way it interacts with customers, and allow us to develop trust, loyalty and lifetime relationships.

30.	How did the emergence of non-traditional competitors in health care weigh on Aetna and CVS Health’s of the health care marketplace?

Consumers are seeking a trusted, personal relationship to help them achieve their best health. Our transaction will create that experience in the community health hub solution.

The deal is not based on any non-traditional competitors entering the health care marketplace.

We believe our combination will create a better, more affordable health care experience for the people we serve.

About CVS

31.	What are CVS Health’s major lines of business?

CVS Health’s business lines are:

•	Pharmacy benefits management – CVS Caremark plan designs help minimize costs while improving health outcomes for 80 million plan members. It operates home delivery pharmacies and offers broad capabilities including formulary management and clinical services.

•	Retail pharmacy – with approximately 9,700 stores, CVS Pharmacy dispenses more prescriptions than any other drugstore chain.

•	Specialty pharmacy – CVS Specialty is the nation’s largest specialty pharmacy, supporting individuals who require complex and expensive drug therapies through 24 retail specialty pharmacy stores and 11 specialty home delivery pharmacies.

•	Retail clinics - At more than 1,100 MinuteClinic locations, CVS nurse practitioners and physician assistants diagnose and treat minor health conditions, perform health screenings, monitor chronic conditions, provide wellness services, and deliver vaccinations.

•	Medicare Part D – SilverScript is the largest Medicare PDP overall with 5.5 million members.

•	Infusion services – Coram is one of the nation's largest providers of comprehensive infusion services. It cares for 140,000 patients annually through a national network of more than 85 physical locations and the largest home infusion network in the United States.

•	Long-term care pharmacy – Omnicare is a leading provider of pharmacy services to the long-term care marketplace, addressing the needs of an aging population across the continuum of senior care.

Communications and other questions

32.	I want to reference the proposed transaction with CVS Health in a presentation? What approvals do I need to get?

Given the regulatory approvals involved, and other legal requirements that apply until the transaction closes, all employees are required to comply with protocols for the issuance and approval of communications (e.g., oral, written (including e-mails, instant messages and social media posts), formal and informal) concerning this deal that are made internally to others at Aetna or externally to individuals outside of Aetna.

33.	Whom should I contact if I have additional questions? Where can I find more information about the transaction?

Additional information about the transaction has been posted on Aetna’s intranet, as well as our external website, www.Aetna.com.

We will keep you informed as we move toward completing this transaction, and provide updates on integration planning details.

If you have additional questions after reviewing this information, please send them to Communications@aetna.com.

____________________________________

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction between CVS Health Corporation (“CVS Health”) and Aetna Inc. (“Aetna”), on January 4, 2018, CVS Health filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which includes a preliminary joint proxy statement of CVS Health and Aetna that also constitutes a preliminary prospectus of CVS Health, which will be mailed to stockholders of CVS Health and shareholders of Aetna once the registration statement becomes effective and the joint proxy statement/prospectus is in definitive form. INVESTORS AND SECURITY HOLDERS OF CVS HEALTH AND AETNA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by CVS Health or Aetna through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CVS Health are available free of charge within the Investors section of CVS Health’s Web site at http://www.cvshealth.com/investors or by contacting CVS Health’s Investor Relations Department at 800-201-0938. Copies of the documents filed with the SEC by Aetna are available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-0896.

Participants in Solicitation

CVS Health, Aetna, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CVS Health is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 9, 2017, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 31, 2017, and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 17, 2017, its proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on April 7, 2017, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides a safe harbor for forward-looking statements made by or on behalf of CVS Health or Aetna. This communication may contain forward-looking statements within the meaning of the Reform Act. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond CVS Health’s and Aetna’s control.

Statements in this communication regarding CVS Health and Aetna that are forward-looking, including CVS Health’s and Aetna’s projections as to the closing date for the pending acquisition of Aetna (the “transaction”), the extent of, and the time necessary to obtain, the regulatory approvals required for the transaction, the anticipated benefits of the transaction, the impact of the transaction on CVS Health’s and Aetna’s businesses, the expected terms and scope of the expected financing for the transaction, the ownership percentages of CVS Health’s common stock of CVS Health stockholders and Aetna shareholders at closing, the aggregate amount of indebtedness of CVS Health following the closing of the transaction, CVS Health’s expectations regarding debt repayment and its debt to capital ratio following the closing of the transaction, CVS Health’s and Aetna’s respective share repurchase programs and ability and intent to declare future dividend payments, the number of prescriptions used by people served by the combined companies’ pharmacy benefit business, the synergies from the transaction, and CVS Health’s, Aetna’s and/or the combined company’s future operating results, are based on CVS Health’s and Aetna’s managements’ estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond their control. In particular, projected financial information for the combined businesses of CVS Health and Aetna is based on estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of CVS Health and Aetna. Important risk factors related to the transaction could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the risk that a condition to the closing of the proposed transaction may not be satisfied; the ability to achieve the synergies and value creation contemplated; CVS Health’s ability to promptly and effectively integrate Aetna’s businesses; and the diversion of and attention of management of both CVS Health and Aetna on transaction-related issues.

In addition, this communication may contain forward-looking statements regarding CVS Health’s or Aetna’s respective businesses, financial condition and results of operations. These forward-looking statements also involve risks, uncertainties and assumptions, some of which may not be presently known to CVS Health or Aetna or that they currently believe to be immaterial also may cause CVS Health’s or Aetna’s actual results to differ materially from those expressed in the forward-looking statements, adversely impact their respective businesses, CVS Health’s ability to complete the transaction and/or CVS Health’s ability to realize the expected benefits from the transaction. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the transaction and/or CVS Health or Aetna, CVS Health’s ability to successfully complete the transaction and/or realize the expected benefits from the transaction. Additional information concerning these risks, uncertainties and assumptions can be found in CVS Health’s and Aetna’s respective filings with the SEC, including the risk factors discussed in “Item 1.A. Risk Factors” in CVS Health’s and Aetna’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

You are cautioned not to place undue reliance on CVS Health’s and Aetna’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither CVS Health nor Aetna assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.